Executive Board

J.B.M. Streppel

Securities and Exchange Commission
Attn. Mr. Jim B. Rosenberg	AEGON N.V.
Senior Assistant Chief Accountant
Division of Corporation Finance	Postal address:
100 F Street, N.E.	P.O. Box 85
Washington, DC 20549	2501 CB The Hague (The Netherlands)
USA
Aegon N.V. visiting address:
Bezuidenhoutseweg 273
2594 AN The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague

	File number 001-10882	October 1, 2008

Dear Mr. Rosenberg,

We thank you for your letter dated September 19, 2008 regarding the Annual Report on Form 20-F of AEGON N.V. (“AEGON”) for 2007 (“2007 Form 20-F”).

We set forth below our responses to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”). The responses to your letter are numbered to correspond to the numbered comments in that letter.

Financial Statements

1.	Please confirm that you will provide the additional information included in your response to comments 1 and 2, including the supplemental information provided in response to comment 2 in your next Form 20-F.

We confirm that we will provide the additional information in our 2008 Form 20-F. With regard to the table on primary price source as included in the supplemental information provided in response to comment 2, we are not planning to disclose this in our next Form 20-F.

We are of the opinion that this table does not provide useful disclosure to the users of the financial statements as it only relates to one input variable in our valuation process. We are of the opinion that the qualitative disclosure under comment 2 does give the users of the financial statements a balanced overview of AEGON’s valuation process. The additional and supplemental information related to monoline insurers exposures will be part of our disclosures as long as the severe credit market conditions make these disclosures relevant.

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Register The Hague no. 27076669

If you have any questions or comments about the foregoing, please do not hesitate to contact me at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer